Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-274949

Québec

US$ 2bn 4.625% Global Notes Series RG due August 28, 2035

Pricing Term Sheet

August 21, 2025

Issuer:	Québec

Existing Long-Term Issuer Ratings*:	Aa2/A+/AA- (Moody’s/S&P/Fitch)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	U.S.$2,000,000,000

Trade Date:	August 21, 2025

Settlement Date**:	August 28, 2025 (T+5)

Maturity Date:	August 28, 2035

Interest Payment Dates:	February 28 and August 28 of each year, commencing on February 28, 2026.

Benchmark Treasury:	UST 4.250% due August 15, 2035

UST Spot (price, yield):	99-13+ / 4.322%

Spread to Benchmark Treasury:	+38.1 basis points

Spread to Mid Swaps:	+89 basis points

Re-Offer Yield:	4.703%

Coupon:	4.625% per annum; payable semi-annually

Re-Offer Price:	99.384%

Total Proceeds:	U.S.$1,987,680,000

Fees:	0.175%

All-In Price:	99.209%

All-in Yield:	4.725%

Net Proceeds:	U.S.$1,984,180,000

Day Count:	30/360

Business Days:	New York, Montréal and Toronto

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II). This admission may be completed following settlement on a reasonable effort basis

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of February 12, 2024 and Preliminary Prospectus Supplement dated as of August 21, 2025

Joint Lead Managers and Bookrunners:	BMO Capital Markets Corp. BofA Securities, Inc. J.P. Morgan Securities plc Scotia Capital (USA) Inc. TD Securities (USA) LLC

Billing and Delivering:	Scotia Capital (USA) Inc.

CUSIP / ISIN:	748148 SG9 / US748148SG90

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the notes will be made against payment therefor on or about August 28, 2025, which is five trading days following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in one trading day, unless the parties to that trade expressly agree otherwise. Accordingly, U.S. purchasers who wish to trade the notes prior to the date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the notes in other countries who wish to trade the notes prior to one trading day before the date of delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at https://www.sec.gov/edgar/browse/?CIK=722803. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities plc at +1 866 803 9204, Scotia Capital (USA) Inc. at +1-800-372-3930, or TD Securities (USA) LLC toll-free at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.